UNITED STATES NATURAL GAS FUND, LP

April 13, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael McTiernan and Elaine Wolff

Re:	United States Natural Gas Fund, LP Registration Statement on Form S-1
(File No. 333-137871)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, United States Natural Gas Fund, LP (the “Company”) respectfully requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Form S-1”), to April 17, 2007 at 9:00 a.m.(EST), or as soon thereafter as practicable.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Form S-1, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Form S-1;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Form S-1 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Form S-1; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UNITED STATES NATURAL GAS FUND, LP

By:	/s/ Nicholas Gerber
Name: Nicholas Gerber
Title: Chief Executive Officer and President